Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE
---------------------

LabCorp Contact: Pamela Sherry               Humana Contact: Dick Brown
336-584-5171, Ext. 4855                      502-580-3683
www.labcorp.com                              dbrown@humana.com

LabCorp Shareholder Direct
800-LAB-0401

          LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK-SERVES AS
              PREFERRED PROVIDER TO HUMANA'S EHI 1.4 MILLION MEMBERS

  AUTOMATED SYSTEM TO LOCATE NEAREST LABCORP PATIENT SERVICE CENTER INTRODUCED

Burlington, NC, December 13, 1999 - Laboratory Corporation of America-Registered Trademark-(LabCorp-Registered Trademark-) (NYSE: LH) today announced that it has finalizedd an agreement with Humana (NYSE: HUM), as preferred provider of laboratory services for Humana's Employers Health Insurance Company (EHI). Under the agreement, LabCorp will service EHI's
1.4 million covered lives throughout the country, and, in the future, will be a cornerstone laboratory services provider for Humana's ChoiceCare Network. Terms of the agreement were not disclosed.

"Our experience with LabCorp in designated markets throughout the country has proven its commitment to meeting the needs of our patients and providers," said Gail Scarborough, Humana's national director of ancillary networks. "As a laboratory partner, LabCorp brings an unmatched breadth of testing for quality, cost-effective laboratory services. In addition, LabCorp's continued advances in information services has significantly strengthened its ability to provide timely utilization and disease management reporting."

"LabCorp is excited about the opportunity to expand our relationship with Humana as it moves to internally manage its network of services," said Stevan R. Stark, executive vice president of LabCorp. "As a technology leader with approximately 900 LabCorp-owned patient service centers and more than 100,000 physicians using our services throughout the United States, we are positioned to service the majority of Humana's EHI members. With strong steerage of services, LabCorp will be able to provide useful reporting to Humana to help it monitor lab data as a means of ensuring the best quality of care."

LabCorp also announced today that it has taken an additional step in the focused use of technology to improve interaction with its diverse customer base by releasing its Automated Patient Service Center (PSC)
Locator via 1-888-LABCORP (522-2677). By dialing this number, physicians or patients can access a listing of LabCorp's patient service centers by simply entering their five-digit ZIP code. Callers can select to receive a list of LabCorp-owned facilities for routine clinical testing or occupational drug screening. Customers may also review a listing of LabCorp PSCs, along with corresponding maps, via LabCorp's web site at www.labcorp.com.

Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the Company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Humana Inc., headquartered in Louisville, Kentucky, is one of the nation's largest publicly traded managed health care companies with approximately
6 million medical members located primarily in 15 states and Puerto Rico. Humana offers coordinated health care through a variety of plans - health maintenance organizations, preferred provider organizations, point-of-service plans, and administrative services products - to employer groups, government-sponsored plans, and individuals.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the companies' financial results is included in each company's Form 10-K for the year ended December 31, 1998 and subsequent filings.
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